

January 30, 2009

Mr. Rubens Ometto Silveira Mello, Chief Executive Officer
Cosan Ltd.
Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000, BRAZIL

> **Re:** **Cosan Ltd.**
> **Form 20-F for the Fiscal Year Ended April 30, 2008**
> **Filed September 15, 2008**
> **File No. 1-33659**

Dear Mr. Rubens Ometto Silveira Mello:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended April 30, 2008

Financial income, net, page 62

1. Your discussion of this item combines the line items "financial income, net" and "financial expenses, net" presented in your financial statements. Your discussion should include the causes for material changes from year to year in your financial statements line items, to the extent necessary for an understanding of your business as a whole. Revise this discussion to address material changes as

disclosed in footnote 14 of your financial statements. Please refer to Item 5(A) and the instructions to Item 5 of Form 20-F.

Compensation, page 77

2.   We note that you have omitted disclosure regarding compensation on an individual basis for your directors and executive officers. Please revise to include disclosure of compensation for each director and executive officer, or explain why such disclosure is not required. See Item 6.B.1 of Form 20-F.

Quantitative and Qualitative Disclosures About Market Risk

Commodities Risk, page 109

3.   Please provide the quantitative information about market risk for your derivative contracts, including exchange-traded futures and options for your commodity price risk exposure to sugar, as of the end of the latest fiscal year under one of the three disclosure alternatives as described in Item 11 of Form 20-F. Please ensure your disclosure addresses all required sections of Item 11 as it relates to all market sensitive instruments.

Controls and Procedures, page 111

4.   We note your statement that "our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of April 30, 2008 *for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Exchange Act, within the time periods specified in the SEC's rules and regulations* [emphasis added]." Please refer to the definition of "disclosure controls and procedures" found in Rule 13a-15(e) under the Securities Exchange Act of 1934. Please revise to clarify, if true, that your disclosure controls and procedures are designed to ensure that the information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed is accumulated and communicated to your chief executive officer and chief financial officer as appropriate, to allow timely decisions regarding required disclosure.

Code of Business Conduct and Ethics, page 112

5.   We note your statements that "NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code

for directors or executive officers. We do not have a similar requirement under Bermuda law and *we have not yet adopted a code of business conduct and ethics*. However, *we have adopted such a code of business conduct and ethics*, and it has been filed with the SEC [emphasis added]." These statements create confusion as to whether you have or have not adopted a code of business conduct and ethics. In addition, it appears that you have adopted a code of business conduct and ethics, as set forth in Exhibit 11.1 to your filing. Please revise to clarify.

Exhibits, page 113

6.   Please file all material contracts required by Form 20-F. For example, please file your agreement with ExxonMobil International Holding B.V. that you entered into on April 23, 2008.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551- 3237 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director